Exhibit 28A

First Chicago Credit Card Master Trust II
Excess Spread Analysis—November 2002

Series	95-O	96-S	99-X	99-Y
Deal Size	$500MM	$700MM	$750MM	$550MM
Expected Maturity	12/16/2002	12/16/2002	06/16/2003	08/15/2003

Yield	18.66%	18.66%	18.66%	18.66%
Less: Coupon:	1.61%	1.54%	1.65%	1.64%
Servicing Fee	1.50%	1.50%	1.50%	1.50%
Net Credit Losses	5.48%	5.48%	5.48%	5.48%
Excess Spread:
November-02	10.07%	10.14%	10.03%	10.04%
October-02	10.91%	10.99%	10.90%	10.90%
September-02	10.83%	10.92%	10.84%	10.83%
Three Month Average Excess Spread	10.60%	10.68%	10.59%	10.59%

Delinquency:
30 to 59 Days	1.25%	1.25%	1.25%	1.25%
60 to 89 Days	0.86%	0.86%	0.86%	0.86%
90+ Days	1.67%	1.67%	1.67%	1.67%
Total	3.78%	3.78%	3.78%	3.78%

Payment Rate	28.36%	28.36%	28.36%	28.36%